

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Neil H. Shah
President and Chief Executive Officer
HERSHA HOSPITALITY TRUST
44 Hersha Drive
Harrisburg, Pennsylvania 17102

> **Re: HERSHA HOSPITALITY TRUST**
> **Registration Statement on Form S-3**
> **Filed May 3, 2023**
> **File No. 333-271590**

Dear Neil H. Shah:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James V. Davidson, Esq.